COMMENTS RECEIVED ON 11/02/2022

FROM RYAN SUTCLIFFE

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

Fidelity Tactical Bond ETF

POST-EFFECTIVE AMENDMENT NO. 21

1)

C:

The Staff requests we fill in all blanks, brackets, and otherwise missing information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

2)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and the hypothetical example sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

3)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm there are no fee reimbursement or recoupment arrangements.

R:

The fund will not have a fee waiver or expense reimbursement.

4)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm that any acquired fund fees and expenses are not anticipated to exceed one basis point of average net assets of the fund.

R:

Acquired fund fees and expenses are not estimated to exceed one basis point of the fund’s average net assets.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets across the full spectrum of the debt market, including investment-grade (those of medium and high quality), high yield and emerging markets debt securities across different maturities. Investments will normally include U.S. government securities (including Treasury securities), investment-grade corporate and other debt, lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), investment-grade securitized debt securities, floating rate loans and other floating rate securities, inflation-protected debt securities, hybrid and preferred securities, contingent convertible securities, and securities of foreign issuers, including securities of issuers located in emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets that the Adviser identifies as having similar emerging markets characteristics.”

C:

The Staff requests we supplementally provide the amount the fund intends to invest in contingent convertible securities.

R:

The fund has a strategy to allocate assets across the full spectrum of the debt market, including investment-grade, high yield and emerging markets debt securities. The Adviser may also tactically adjust the fund’s allocation to varying degrees among different security types, including contingent convertible securities, although it is not expected that investments in contingent convertible securities will generally be significant.

6)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff noted it appears the fund will invest significantly in CLOs. Given the liquidity profile of this investment, the Staff requests we explain how the fund determined that its investment strategy is appropriate for the open-end structure. The response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. The response may also include general market data on the types of investments the fund intends to hold.

R:

The Board of Trustees of the fund has approved a liquidity risk management program for the fund in accordance with Rule 22e-4 under the 1940 Act. The administrator of the program is responsible for assessing and managing the liquidity risk of the fund. In administering the program and assessing the fund’s liquidity risk, the administrator considers a number of factors, including whether the fund’s investment strategy is appropriate for an open-end fund and the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. These factors have been evaluated with respect to the fund and the liquidity of the security types in which the fund may invest and we believe that the fund’s investment strategies are appropriate for the fund.

7)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we supplementally discuss whether the fund has any limits for its CLO investments, including any rating limits or percent of assets devoted to CLO investments.

R:

The fund has a strategy to allocate assets across the full spectrum of the debt market, including investment-grade, high yield and emerging markets debt securities. The Adviser may also tactically adjust the fund’s allocation to varying degrees among different security types, including CLOs. We generally expect the fund’s investments in CLOs will be in AA and AAA rated tranches.

8)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Floating Rate Loan Liquidity. Floating rate loans generally are subject to legal or contractual restrictions on resale. The liquidity of floating rate loans, including the volume and frequency of secondary market trading in such loans, varies significantly over time and among individual floating rate loans. For example, if the credit quality of a floating rate loan unexpectedly declines significantly, secondary market trading in that floating rate loan can also decline for a period of time. During periods of infrequent trading, valuing a floating rate loan can be more difficult, and buying and selling a floating rate loan at an acceptable price can be more difficult and delayed, including extended trade settlement periods. Difficulty in selling a floating rate loan can result in a loss.”

C:

The Staff requests we address in disclosure how the fund intends to meet short term liquidity needs that may arise as a result of lengthy settlement periods.

R:

The fund has a strategy to allocate assets across the full spectrum of the debt market, including investment-grade, high yield and emerging markets debt securities. The Adviser may also tactically adjust the fund’s allocation to varying degrees among different security types, including floating rate loans, although it is not expected that investments in floating rate loans will generally be significant. Accordingly, we have not modified the disclosure.

9)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Interest Rate Changes. Debt securities, including money market securities, have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and certain types of securities, such as mortgage securities and the securities of issuers in the financial services sector, can be more sensitive to interest rate changes, meaning the longer the maturity of a security, the greater the impact a change in interest rates could have on the security's price. Short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. Securities with floating interest rates can be less sensitive to interest rate changes, but may decline in value if their interest rates do not rise as much as interest rates in general. Securities whose payment at maturity is based on the movement of all or part of an index and inflation-protected debt securities may react differently from other types of debt securities. Some countries experience low or negative interest rates from time to time, which may magnify interest rate risk for the market as a whole and for a fund. The discontinuation and replacement of London Interbank Offered Rate (LIBOR) (an indicative measure of the average interest rate at which major global banks could borrow from one another) and other benchmark rates may have a significant impact on the financial markets and may adversely impact a fund’s performance.”

C:

The Staff requests we consider disclosing additional detail regarding how discontinuation and replacement of LIBOR will impact the fund’s investments.

R:

We believe that the current disclosure is adequate based on the anticipated impact of LIBOR’s discontinuation on the fund. We note that additional detail regarding the discontinuation of LIBOR is included in the fund’s statement of additional information.

10)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we clarify in disclosure if this section contains “non-principal investment

Strategies.”

R:

We direct the Staff to the disclosure included under “Principal Investment Strategies” in the

“Investment Details” section and confirm that it contains the fund’s principal investment strategies.

Additional investment strategies are discussed under “Other Investment Strategies” in the

“Investment Details” section.

11)

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the

U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the

Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

12)

“Buying and Selling Information” (SAI)

“Acceptance of Purchase Orders. The fund reserves the right to reject a purchase order transmitted to it by FDC in certain circumstances, including but not limited to (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the fund; (iii) acceptance of the Portfolio Deposit would, in the opinion of the fund, be unlawful; (iv) in the event that circumstances outside the control of the fund, make it impossible to process creation orders for all practical purposes. Examples of such circumstances include, without limitation, acts of God; public service or utility problems such as earthquakes, fires, floods, extreme weather conditions, and power outages resulting in telephone, telecopy, and computer failures; wars; civil or military disturbances, including acts of civil or military authority or governmental actions; terrorism; sabotage; epidemics; riots; labor disputes; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the fund, FMR, FDC, DTC, the transfer agent, or any other participant in the purchase process, and similar extraordinary events. The fund and FDC have the right to require information to determine beneficial share ownership for purposes of (ii) above should it so choose or to rely on a certification from a broker-dealer who is a member of the Financial Industry Regulatory Authority, Inc. as to the cost basis of Deposit Securities. If creations are on an in-kind basis, the fund further reserves the absolute right to reject or suspend an order transmitted to it by FDC and/or the transfer agent in respect of the fund if: (i) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; or (ii) for any other reasons as specified herein. FDC or the fund shall notify a prospective purchaser of a Creation Unit and/or the Authorized Participant acting on the purchaser's behalf, of its rejection of the purchaser's order. The fund, the transfer agent, and FDC are under no duty, however, to verify or give notification of any defects or irregularities in any written order or in the delivery of a Portfolio Deposit, nor shall any of them incur any liability for the failure to give any such notification.”

C:

The Staff requests we delete the statement that the fund reserves the absolute right to reject or suspend creations if the acceptance of the Deposit Securities would have certain adverse tax consequences to the fund. The Staff makes reference to Release 33-10515 at pg. 67-68 and Release 33-10695 at pg. 59. While the Staff recognizes that in limited circumstances ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in suspension of creations.

R:

We have revised the disclosure to delete the following statement:  “If creations are on an in-kind basis, the fund further reserves the absolute right to reject or suspend an order transmitted to it by FDC and/or the transfer agent in respect of the fund if: (i) acceptance of the Deposit Securities would have certain adverse tax consequences to the fund; or (ii) for any other reasons as specified herein.”

Attachment 1

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.55%
Distribution and/or Service (12b-1) fees	None
Other expenses(a)	0.00%
Total annual operating expenses	0.55%

(a)Based on estimated amounts for the current fiscal year.

1 year	$56
3 years	$176